Exhibit 1

MAJOR STOCKHOLDER OF CHINACAST EDUCATION CORPORATION

ISSUES OPEN LETTER TO STOCKHOLDERS

-Asks Company to Postpone 2011 Annual Meeting

to Allow Stockholders to Make an Informed Decision

-Supports Auction Process Run by a Fairly Constituted Special Committee

NEW YORK, Dec. 12, 2011 — Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), today issued the following letter to all stockholders of the Company:

Dear Fellow Stockholders:

On behalf of myself and my affiliated funds, we thank the Company for recently issuing an open letter reiterating its outstanding operating results and accomplishments. As we stated in our December 9 letter to the Board, we take no issue with the management’s operating achievements and we hope that all managers continue to produce stellar results.

We just take issue with the Board’s governance and decisions. I have asked at numerous Board meetings and I ask publicly now:

1.	With the positive operating results at CAST, what can we do at the Board level to improve the valuation of our shares – which is a key barometer for our stockholders. CAST revenues have grown 37% year-over-year per the open letter, yet our share price is down 31% from the 52-week high of $7.76 per share in December 2010! As a Board, one of our goals should be to attempt to translate CAST’s positive operating results into an increased market valuation.

2.	CAST announced a $50 million stock buy-back plan on March 16 of this year, when the share price was $5.57, which was unanimously approved by the then five-member Board. Since that time, CAST has reported three record quarters of earnings and the share price has dropped below the March 16 prices; yet it is my understanding the Company has repurchased less than 10% of the announced buy-back shares to date. I have repeatedly asked the other members of the Board to execute the buy-back and even as Chairman of the Compensation Committee proposed an added management incentive plan to encourage the buy-back, all to no avail.

3.	Why did the Board vote to remove me from the Audit Committee in October and now from the Board in its latest Proxy Supplement? Furthermore, why was it necessary to, in my view, hastily add two new “independent” Board members and increase the Board to seven members in October before our current Annual Meeting? Could it be that Daniel Tseung and I, two of the then three independent Board members, often voted against various Board proposals, such as the “poison pill”, and encouraged the Company to execute on its announced share buy-back?

4.	Given the Company’s excellent operating results and its strong cash position, but with its stock valuing the Company at less than 3x EBITDA, why is the Board so reluctant to share the cash flow with the stockholders? Despite my repeated requests to consider a dividend and execute on the buy-back, the Board has turned a deaf ear. As stated in my December 9 letter to the Board, with new university acquisitions valued at 7.5x to 9.0x EBITDA and our stock trading well below that EBITDA multiple, new acquisitions would be quite dilutive. Therefore, I believe responsible independent Board members should encourage the distribution of cash to stockholders in the manner discussed in my December 9 letter to the Board.

5.	Why did the Board form a Special Committee to explore strategic alternatives three months after the Company received an offer from a third party to take the Company private, when Daniel Tseung requested (and I supported his request) that the Board do so when the offer was first received? Why has the Board decided to have the Special Committee comprised of the two new “independent” directors and Justin Tang, when actually independent Board members, that I believe are far more knowledgeable about the Company’s business, are available to serve on such a Committee? As stated in my December 9 letter to the Board, I have more than 26 years of M&A and private equity experience with a successful investment record. Daniel Tseung has more than 15 years of investment experience, also, with an excellent track record. Yet neither of us was chosen for membership on the Special Committee. I strongly believe that we have the most compelling qualifications on the Board. In addition to forming an independent and highly qualified Special Committee to consider strategic alternatives that maximize stockholder value, the Board can take additional steps as enumerated in my December 9 letter to enhance stockholder value right now while a strategic review process is undertaken. Significantly, the sale of the Company at anything but a premium price that is also at a compelling valuation would, in my view, prevent existing stockholders (except for certain insiders) from benefiting from the potential long term growth of CAST and its excellent business model. To be clear, I want to stress that I support an auction process right now run by a fairly and appropriately constituted Special Committee.

6.	Why is the Company attempting to derail Derek Feng’s nomination on purported technicalities? CAST should be confident that they have the support of the stockholders based on their strong operational record. Why is the Board fighting so hard to keep certain independent and highly experienced voices from being heard?

The latest CAST open letter does an excellent job describing the Company’s operating performance, and I’ll do the same for the CAST Board:

•	March 16, 2011: announces a $50 million share buyback (less than 10% spent to date in nine months)

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October 3, 2011: adds two additional Board members selected, in my opinion, hastily by a Nominating and Corporate Governance Committee of Justin Tang (sole member) and removed me from the Audit Committee and Daniel Tseung from Nominating and Corporate Governance Committee (stock drops almost 40% in the ten-day period after announcement of my removal)

•	November 15, 2011: Company determines to explore strategic alternatives and appoints a Special Committee (that in my view excludes the two most experienced financial professionals on the Board)

•	November 15, 2011: Company issues a proxy statement (no mention of my unsuitability)

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December 8, 2011: Company issues a supplement to the proxy statement declaring me “unsuitable” with a short notice period (potentially violating the Fir Tree agreement with regard to myself as Designee and claiming that the nomination of Derek Feng was invalid)

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December 9, 2011: Open letter to shareholders by CAST (in the “Unlocking Shareholder Value” section there is talk about a current “offer” that “may represent the best opportunity” for shareholders, not an open auction process that may consider other offers – very curious)

In closing, I reiterate I commend CAST and its operating management team for what I believe is its stellar track record of running the Company, but I think the Board is not open minded and has not taken actions that would help the stockholders benefit fully from the Company’s track record. As stated in my December 9 letter to the Board, I, on behalf of entities that I control, have purchased more than 3.1 million shares over the past year mostly at prices higher than the current market price. As a current Board member and stockholder, I am just trying to encourage the Board to make decisions that will allow the stockholders’ stock appreciation to mirror the Company’s operating success. We only want to change the composition of the Board so that Company may take more appropriate actions to enhance stockholder value and to enhance true Board independence. We are not dissatisfied with, nor are trying to change, the operating management at CAST. We had even suggested, to assure a fair and open process, that the Board be increased to eight members and Derek Feng be added, and also that Daniel Tseung plus either Derek or me be added as members of the Special Committee to insure full vetting of alternatives, both to no avail. We don’t understand the Company’s intransigence on these reasonable offers.

We hope that many stockholders can now more fully understand the reasons for the actions I have undertaken. If you think our reasoning has merit, we suggest that you write or email the Company and encourage them to postpone the Annual Meeting further by four weeks to January 21, 2012, so that all stockholders will have adequate time to consider both the Company and my point of view. I am just asking stockholders to communicate to the Company that they do not want to be rushed into a quick decision and, if forced to decide, they will not vote for the management slate on December 21. I am not requesting that any stockholder make a decision to vote for our slate at this time until we can disseminate all appropriate information to stockholders and allow adequate time for a well thought-out and not rushed decision. If enough stockholders communicate with the Company now, I’m sure we will make a good decision in four weeks.

Additionally, I request that the Company refrain from what I view as additional maneuvering which will only lead to significant expenses for all of us and does not benefit the stockholders. If the Company is confident that its track record both at the Board level and the operational level is stellar, they should not try to stifle a reasoned and thoughtful voting process. I seek to accomplish what the majority of the stockholders decide in the end.

PLEASE EMAIL THE COMPANY (mjsantos@chinacasteducation.com) AND ME (nsherwood@zsfundlp.com) AND REQUEST A FOUR-WEEK POSTPONEMENT OF THE STOCKHOLDERS MEETING.

Sincerely,

/s/ Ned Sherwood

Ned Sherwood

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC AND ROBERT HORNE FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT, ALONG WITH OTHER RELEVANT DOCUMENTS, WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S (THE “SEC”) WEBSITE AT HTTP://WWW.SEC.GOV.

NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC AND ROBERT HORNE WILL BE DEEMED PARTICIPANTS IN THE PROXY SOLICITATION. THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE, WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED WITH THE SEC ON DECEMBER 9, 2011.

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